ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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04045066

September 15, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of September 1, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel,

U.S. Authorized Representative

Enclosure

dlw 9/27

DOCSNY1:1066846.1

Press Information

Vienna International Airport:
Two-digit traffic growth continues in August

The good development of traffic in 2004 continued into August with two-digit growth over the comparable prior year period in all segments.
The number of passengers rose 14% to 1,489,808 and transfers increased 21.6%. Flight movements showed a plus of 16.4% and maximum take-off weight grew 19.9%. Cargo turnover rose 30.3% due to an increase in the number of cargo flights.

Long-haul traffic continued to demonstrate strong growth in August with a plus of 38.2% to the Far East and 10.1% to the USA. Traffic to Eastern Europe rose 20.8%, and the Near and Middle East reported the strongest growth with a plus of 70.9%.

The number of passengers handled during first eight months of 2004 increased 18% to 9,774,690. Transfers rose 23.3%, and maximum take-off weight grew 18.3%. Flight movements increased 15% and cargo volume 21.3% during this period.

	August 2004	Change in %	January to August 2004	Change in %
Passengers:	1,489,808	+14.0	9,774,690	+18.0
Transfer passengers:	514,074	+21.6	3,418,716	+23.3
Maximum take-off weight (in tonnes):	582,634	+19.9	4,098,809	+18.3
Flight movements (arrival + departure):	20,394	+16.4	148,447	+15.0
Cargo in tonnes (air cargo and trucking):	17,303	+30.3	133,504	+21.3

For additional information contact: Hans Mayer (+43-1-)7007-23000

24/04 .. M/MY .... 15. September 2004

EUROPE'S BEST ADDRESS

Vienna International Airport